

Mail Stop 4720

March 4, 2010

Via US Mail and Facsimile to (570) 416-0475

Jeffrey T. Arnold
Chief Financial Officer
CCFNB Bancorp, Inc.
232 East Street
Bloomsburg, PA 17815

> **Re:** **CCFNB Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **File No. 0-19028**

Dear Mr. Arnold:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Benjamin Phippen
Staff Accountant